Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.

This announcement is not for release, publication, distribution, directly or indirectly, in or into the United States (including its territories and possessions, any state of the United States and the District of Columbia) or any other jurisdiction where such distribution is prohibited by law.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or in any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from the relevant underwriters and that will contain detailed information about us.

COMPLETION OF ISSUE OF NEW SHARES UNDER GENERAL MANDATE

XPeng Inc. (the “Company”) refers to its announcement dated 26 July 2023 (the “Announcement”) in relation to, among other things, (i) the Technical Framework Agreement on strategic technical collaboration with Volkswagen (China) Investment Co., Ltd. (“Volkswagen”), and (ii) the issue of Class A ordinary shares to Volkswagen (or a nominee of Volkswagen, which is an affiliate of Volkswagen) under the general mandate pursuant to the Share Purchase Agreement. Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as those defined in the Announcement.

COMPLETION OF THE INVESTMENT

The Board is pleased to announce that all the conditions precedent set out in the Share Purchase Agreement had been fulfilled and completion of the Investment (the “Completion”) took place on 6 December 2023 in accordance with the terms and conditions of the Share Purchase Agreement. An aggregate of 94,079,255 Class A ordinary shares (the “Subscription Shares”), representing approximately 4.99% of the total issued and outstanding share capital of the Company immediately following the Completion, have been successfully allotted and issued to Volkswagen Finance Luxemburg S.A., an affiliate of Volkswagen (the “Investor Nominee”), at the Purchase Price of US$15 per ADS (equivalent to HK$58.6 per Class A ordinary share based on each ADS representing two Class A ordinary shares and an exchange rate of HK$7.8096 to US$1.00). The total nominal value of the Subscription Shares is US$940.79255.

The total Purchase Price for all the Subscription Shares is approximately US$705.6 million. The net proceeds from the Investment (after deducting related costs and expenses payable by the Company) amounted to approximately US$704.6 million. The net Purchase Price (after deducting related costs and expenses payable by the Company) is approximately US$15 per ADS (equivalent to approximately HK$58.5 per Class A ordinary share based on each ADS representing two Class A ordinary shares and an exchange rate of HK$7.8096 to US$1.00). As disclosed in the Announcement, the Company plans to use the net proceeds from the Investment for general corporate purposes, including working capital needs.

EFFECT ON THE SHARE CAPITAL STRUCTURE

The share capital structure of the Company (a) immediately prior to the Completion and (b) immediately following the Completion is set out as follows:

	Immediately prior to the Completion			Immediately following the Completion
	Number of shares		Approximate percentage of number of shares in issue and outstanding	Number of shares		Approximate percentage of number of shares in issue and outstanding
Class A ordinary shares:
Investor Nominee	0		0.00%	94,079,255		4.99%
Other Shareholders	1,442,568,318	(Note)	80.53%	1,442,568,318	(Note)	76.51%
Sub-total	1,442,568,318	(Note)	80.53%	1,536,647,573	(Note)	81.50%
Class B ordinary shares:	348,708,257		19.47%	348,708,257		18.50%
Total	1,791,276,575		100.00%	1,885,355,830		100.00%

Note: Excluding 9,052 Class A ordinary shares issued to the Company’s depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under the Company’s 2019 Equity Incentive Plan as of the date of this announcement.

OBSERVER ARRANGEMENT

As disclosed in the Announcement, the Company has agreed to appoint an individual nominated by the Investor Nominee to act as a non-voting observer to the Board. The observer shall be subject to obligations of non-disclosure of, and no improper use of, confidential information (including inside information) relating to the Company’s business and the Company’s insider trading policies and procedures, as if such observer is a Director. The Company’s insider trading policies and procedures are in line with the applicable laws and regulations, including the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong).

STRATEGIC TECHNICAL COLLABORATION

In addition, pursuant to the Technical Framework Agreement on strategic technical collaboration with Volkswagen, XPENG and Volkswagen are making significant progress on the joint development of the two B-class battery electric vehicles models. The project feasibility study has achieved positive outcome and has been completed. In addition, both parties are actively evaluating deeper strategic collaboration in smart electric vehicle technologies.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, 6 December 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Ms. Xiao Hu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

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